Contact

jlessel@jcllaw.com

www.linkedin.com/in/john-lessel-b1a2b214 (LinkedIn)

John Lessel

Partner at RMP LLP
Little Rock

Experience

RMP LLP
Partner
July 2020 - Present (3 months)
Little Rock, Arkansas, United States

Lessel Law Firm
Owner
January 1996 - July 2020 (24 years 7 months)